EMGOLD MINING CORPORATION
Suite 202 – 905 West Broadway Street
Vancouver, B.C. V5Z 4M3
www.emgold.com

August 13, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD ENTERS INTO AMENDED OPTION AGREEMENT FOR THE TROILUS NORTH PROPERTY, QC

Vancouver, British Columbia - Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company") is pleased to announce it has entered into an Amendment to the option agreement (the “Option Agreement”), entered with Chimata on June 27, 2018 and announced by press release on the same day, granting Emgold the option to acquire up to a 100% interest in the Property from Chimata.

In return for C$200,000 in cash and a payment of one million shares of the Company’s stock, Chimata will reduce the exploration requirements under the Option Agreement for the Property from C$750,000 to C$300,000. With exploration work expected to completed on the Property in 2018, Emgold expects to complete 100% of the exploration requirements under the Option Agreement allowing the Company to subsequently move forward with the acquisition of the Property by making the remaining share payments outlined in the Option Agreement at timing of Emgold’s choice, ensuring payments do not create a new control person under TSX Venture Exchange policies.

About Emgold

Emgold is a junior gold exploration and mine development company with several exploration properties located in the Quebec, Nevada, and British Columbia. These include the Troilus North property in Quebec (under option), the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide properties in Nevada, and the Stewart and Rozan properties located in British Columbia. The Company is also in the process of acquiring a 51% interest in the advanced Golden Arrow Property in Nevada with an option to acquire 100% interest.

Alain Moreau, P.Geo., a qualified person under the NI 43-101 instrument, has reviewed and approved the content of this press release.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated business plans and timing of future activities of the Company; the initial acquisition and option of the Golden Arrow Property, the successful completion of associated financing activities are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of any current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.